Filed by Banco Bilbao Vizcaya Argentaria, S.A. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Banco de Sabadell, S.A. Commission File No.: 001-10110 Extraordinary General Shareholders Meeting JULY 2024

Extraordinary General Shareholders Meeting JULY 2024 2 BBVA: A success story

Extraordinary General Shareholders Meeting JULY 2024 3 We have leading franchises in attractive markets (2) M A R K E T S H A R E P R O F I T A B I L I T Y L O A N S D E C 2 0 2 3 (%) D E C 2 0 2 3 (%) (1) (1) RANKING RANKING % % 13.8 19.0 SPAIN SPAIN 3 1% % MEXICO MEXICO 24.7 28.1 1 1% % (3) (3) 18.3 44.9 TURKEY TURKEY 2 2% % 21.2 16.1 PERU PERU 2 2% % 11.6 3.1 COLOMBIA COLOMBIA 4 2 (1) Peer group in each country: Spain (SAN Spain, CABK, SAB, BKT); Mexico (Banamex; Banorte; SAN, Scotia; HSBC); Turkey (AkBank; IsBank; YPK); Colombia (Bancolombia; Aval; Davivienda); Peru (BCP; Scotia; Interbank). Proﬁtability data as of December 2023 except for Colombia (November 2023) and Mexico (September 2023); (2) Return on Regulatory Capital Allocated (RORC) for Spain; ROE for the rest.; (3) Market share among private banks

Extraordinary General Shareholders Meeting JULY 2024 | 4

We lead the banking sector's transformation thanks to our pioneer strategy

MOBILE PENETRATION
(% CLIENTS, 2023 VS 2016)


73%
25%
2016
2023

SUSTAINABLE BUSINESS
(CLIMATE CHANGE & INCLUSIVE GROWTH)


70 €BN
12 €BN
2018
2023

Note: Sustainable business channeling is considered to be any mobilization of funds, cumulatively, in relation with activities, clients or products considered to be sustainable or promoting sustainability in accordance with internal standards and market standards, existing regulations, and best practices.

CUSTOMER SATISFACTION
(NPS)


We are
#1

Top 3 in other countries

Extraordinary General Shareholders Meeting JULY 2024 | 5

Outperforming our peers in value creation and profitability

PROFITABILITY
(ROTE, %)


17.0%
BBVA
12.4%
European Peers (1)
2023

BOOK VALUE PER SHARE
(TBV + DIVIDENS)


+20.2%
BBVA
+13.9%
European Peers (1)
2023

EFFICIENCY
(%)


53.4%
41.7%
European Peers (1)
BBVA
2023

(1) European Peer Group: BARC, BNPP, CABK, CASA, DB, HSBC, ING, ISP, LBG, NDA, SAN, SG, UCG

Extraordinary General Shareholders Meeting JULY 2024 6 Unique combination of growth and proﬁtability L O A N G R O W T H G R O S S L O A N S (2 0 2 3 V S 2 0 2 2 ) Peer 8 Peer 3 Peer Peer 5 Peer 10 11 Peer 6 Peer 1 Peer Peer 9 Peer Peer 2 12 13 Peer 4 Peer 7 P R O F I T A B I L I T Y R O T E (2 0 2 3 ) European Peer Group: BARC, BNPP, CABK, CASA, DB, HSBC, ING, ISP, LBG, NDA, SAN, SG, UCG. Bubble size represents market capitalization

Extraordinary General Shareholders Meeting JULY 2024 | 7

Disciplined capital allocation driven by shareholders' value creation


PROFITABILITY
Focus on markets with scale and profitability
Successful divestments
MARKET SHARE

DIVESTMENTS
(2014 - 2024, €BN)

c.16 €BN

FOCUSED ON MARKETS WITH SCALE AND PROFITABLE FRANCHISES

Extraordinary General Shareholders Meeting JULY 2024 | 8

Attractive shareholders' distributions, with an increasing dividend

CASH DIVIDEND
(€ CTS/SHARE)


+28%
31
43
55
2021
2022
2023

TOTAL SHAREHOLDERS' DISTRIBUTIONS SINCE 2021

13.2 €BN

DISTRIBUTED

7.8 €BN
Cash dividends

5.4 €BN
Share Buybacks

Extraordinary General Shareholders Meeting **JULY 2024** | 9

The market rewards our strategy and results

TOTAL SHAREHOLDER RETURN

(# OF TIMES THE VALUE HAS MULTIPLIED SINCE JANUARY 2019 TO JUNE 2024)

	BBVA	EUROPEAN BANKS	SPANISH BANKS
JANUARY 2019 → JUNE 2024	2.75 ×	1.94×	1.59×

(note TSR includes the evolution of the share price + dividends. European Banks: Stoxx Europe 600 Banks. Spanish Banks: BKT, CABK, SAB, SAN, UNI, weighted by market capitalization.

Extraordinary General Shareholders Meeting JULY 2024 10 The combination with Banco Sabadell: the most attractive project in european banking

Extraordinary General Shareholders Meeting JULY 2024 | 11

Sector's radical transformation

POPULATION USING ONLINE BANKING


70%
33%
2013
2022

Growing technology investments

- DIGITALIZATION
- CYBERSECURITY
- DORA REQUIREMENTS (CONTINUITY & RESILIENCY)
- ARTIFICIAL INTELLIGENCE

Extraordinary General Shareholders Meeting JULY 2024 12 Spain is an attractive market to invest capital F I N A N C I A L S Y S T E M S P A I N G R O W I N G S I G N I F I C A N T L Y P R O F I T A B I L I T Y A B O V E E U R O Z O N E (R E A L G D P G R O W T H, 2 0 1 4 B A S E 100) % (1) 19.0 SPAIN (SPAIN) % 16.5 SPANISH (2) PEERS EUROZONE 2014 2017 2020 2023 2025e 2023 (1) Return on Regulatory Capital Allocated 2024/2025 forecast by BBVA Research (2) Average ROE of SAN Spain,CABK, SAB, BKT and UNI

Extraordinary General Shareholders Meeting JULY 2024 13 Banco Sabadell is a high quality franchise with a clear positive trend over recent years A S S E T S P R O F I T PROFITABILITY CAPITAL €BN €M SPAIN 174 1,093 (ROTE) (CET1 FL) €BN €M UNITED KINGDOM 55 195% 13.2% % 11.7 11.5 €BN €M % 2023 MEXICO 7.4 6.7 44 2019 2023 2019 TOTAL €BN €M 236 1,332 BANCO SABADELL Figures as of Dec’23. Mexico: Serving medium and large corporates

Extraordinary General Shareholders Meeting JULY 2024 14 We win scale in Spain with the transaction M A R K E T S H A R E (1) (%, L O A N S, D E C E M B E R 2 0 2 3 ) % 25.0% 21.9% 17.5% 13.8% 8.1% 5.8% % % 4.1 3.9 3.8% 2.4 Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 (1) Source: System loans from Bank of Spain as of Dec.2023 (includes other resident sectors and public sector entities); BBVA Spain market share as of Dec. 2023 based on loans reported to Bank of Spain; Peers market shares from internal estimates based on 4Q23 result presentations, quarterly and annual reports.

Extraordinary General Shareholders Meeting JULY 2024 15 Doubling on our commitment with SMEs M A R K E T S H A R E S (1) (%, L O A N S, D E C E M B E R 2 0 2 3 ) TOTAL LOANS % 14.7% % 12.7 13.8 TOTAL LOANS % 11.5% 8.1% 6.3 (2) (2) (3) (3) SMEs SMEs Retail Retail (1) Source: System loans from Bank of Spain as of Dec.2023. BBVA Spain market share as of Dec. 2023 based on loans reported to Bank of Spain. Banco Sabadell based on internal estimates; (2) Loans to non-ﬁnancial companies with total assets < 43 million and/or revenues < 50 million and/or < 250 employees; (3) Includes mortgages and consumer loans

Extraordinary General Shareholders Meeting **JULY 2024** | 16

Ability to generate significant synergies

ANNUAL FUNDING & COST SYNERGIES
(PRE-TAX)

750 €M
COST SYNERGIES


850 €M
(phased-in over 3 years)

100 €M
FUNDING SYNERGIES

RESTRUCTURING COSTS
(PRE-TAX)

1,450 €M
Expected to be recorded in 2025

Extraordinary General Shareholders Meeting JULY 2024 | 17

Positive transaction for all stakeholders

BBVA | Sabadell

SHAREHOLDERS

Clear value creation for the shareholders of both entities

CUSTOMERS

Greater product offering and global reach

EMPLOYEES

New **professional growth opportunities** in a global entity, based on meritocracy

SOCIETY

Increased **lending capacity** (€5Bn / year)

Higher **combined tax base**

Reinforced commitment in the regions with the greatest presence

Extraordinary General Shareholders Meeting JULY 2024 18 Important value creation for BBVA shareholders BPS -30 Limited capital % % (3) CET1 impact +3.5 +1% (4) (2) Signiﬁcant ROIC 20 Higher earning per TBV per share (1) share (1) EPS: Earnings per share. Based on consensus ﬁgures as of 29th April; (2) TBV per share: Tangible Book Value per share; (3) Upon 100% take-up from Banco Sabadell shareholders. CET1 impact if 50.01% take up: -44 bps, due to minority interests’ inefﬁciencies, to disappear with 100% stake. No potential impact derived from Asset Management and Custody Services JVs included. Penalties due to change of ownership and Fair Value adjustments for Insurance and Payments JVs already considered within the Purchase Price Allocation (PPA); (4) ROIC: 'Return on Invested Capital' calculated for 2026, considering the estimated synergies from the merger and without considering any potential impact derived from Asset Management and Custody JVs. Formula used: [Incremental result for BBVA shareholders / impact on CET1 of the merger]. Based on consensus ﬁgures as of April, 29th.; .

Extraordinary General Shareholders Meeting JULY 2024 | 19

We maintain BBVA's attractive shareholders' remuneration

BBVA SHAREHOLDER DISTRIBUTION POLICY

40-50%

of Net Attributable Profit, combining cash and share buybacks

COMMITMENT

Distribute any excess capital above

12% CET1 Ratio (1)

(1) On a Basel IV pro-forma Fully Loaded basis, subject to regulatory and corporate bodies approvals

Extraordinary General Shareholders Meeting JULY 2024 20 % I S S U I N G A M A X I M U M O F Takeover bid for 100 (1) of Banco Sabadell (2) million shares 1,126 SHARES Without pre-emptive subscription rights nor 1 4.83 monetary contribution from BBVA shareholders (1) Conditioned to: Capital increase approval form the AGM, obtaining relevant regulatory (2) Maximum issuance of 1,126,339,845 new BBVA shares in order to allow the exchange of approvals and acceptance of the offer from the majority of Banco Sabadell share capital. the 5,440,221,447 outstanding shares of Banco Sabadell (for the event of all Banco Sabadell shareholders accepting the exchange offer of 1 newly issued BBVA share for every 4.83 Banco Sabadell shares). The ﬁnal number of shares to be issued will depend on the result of the takeover offer. The execution and effectiveness of the capital increase will be conditioned to the takeover offer conditions being met.

Extraordinary General Shareholders Meeting JULY 2024 21 A Compelling Offer for a Powerful Combination Market Positive ﬁnancial Successful BBVA Creates value consolidation impacts track record for all Strengthens BBVA’s 3.5% EPS accretion, 1% in managing and Shareholders, Clients, presence in its home TBVpS, 20% ROIC, with optimizing similar Employees, Society market limited capital impact (-30 bps) integrations

Extraordinary General Shareholders Meeting JULY 2024

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the Securities Act) with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For example, the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the transaction (including the required authorization or no-opposition by the Spanish National Securities Market Commission, the European Central Bank and certain anti-trust and regulatory authorities), that could reduce anticipated benefits of the transaction or cause BBVA to not be able to complete the transaction, risks related to disruption of management time from ongoing business operations, the risk that matters relating to the transaction could have adverse effects on the market price of the shares of BBVA, the risk that the transaction could have an adverse effect on the ability of BBVA or Banco Sabadell to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or that it takes longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in BBVA’s annual reports on Form 20-F and current reports on Form 6-K that are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.